Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2022

Gurugram, India and New York November 29, 2022— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended September 30, 2022.

“We delivered strong sequential growth of 21% in Adjusted Revenue in what is typically our weakest quarter due to seasonality, as a result of growth in both our corporate and consumer travel businesses. Our Revenue and Adjusted Revenue for the quarter came in at INR 831.4 million (USD 10.2 million), and INR 1,515.9 million (USD 18.6 million), respectively. Adjusted Revenue was a post-COVID high up 92.2% YoY, as recovery in the travel industry continued across both consumer and corporate travel sectors. Adjusted EBITDA for the quarter came in at INR 77.7 million (~ USD 1 million). India’s domestic passenger traffic in September 2022 reached 90% of pre-COVID levels and business travel gross bookings for Yatra reached 100% of pre-Covid levels in the quarter ended September 30, 2022. International travel also continued to improve gradually during the quarter ended September 30, 2022 following the easing of international travel restrictions, reaching 70% of pre-covid levels. Corporate travel trends are highly encouraging and this was reflected in yet another record customer signings in the September quarter with 30 large to medium enterprise contracts signed during the quarter, which exceeded last quarter’s 27 signings.

As you may recall, our Indian subsidiary, Yatra Online Limited (“Yatra India”), filed a Draft Red Herring Prospectus (‘DRHP’) on March 25, 2022, with the Securities and Exchange Board of India (“SEBI”), which is the main stock market regulatory body in India for a potential initial public offering and listing of its equity shares (“Equity Shares”) on the Indian stock exchanges (the “Indian IPO”). We are pleased to announce that SEBI issued the final observation letter dated November 17, 2022, which means Yatra India’s proposed initial public offering can open for subscription within 12 months. We expect to commence marketing activities shortly. Aside from strengthening our balance sheet, we expect this offering to allow us to pursue new corporate business more aggressively.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended September 30, 2022:

●	Revenue of INR 831.4 million (USD 10.2 million), representing an increase of 84.6% year-over-year basis (“YoY”).
●	Adjusted Revenue(1) of INR 1,515.9 million (USD 18.6 million), representing an increase of 92.2% YoY.
●	Adjusted Revenue(1) from Air Ticketing of INR 1,069.7 million (USD 13.1 million), representing an increase of 110.3% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 240.7 million (USD 3.0 million), representing an increase of 47.2% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 15,893.6 million (USD 195.3 million), representing an increase of 88.4% YoY.
●	Loss for the period was INR 71.2 million (USD 0.9 million) versus a loss of INR 140.2 million (USD 1.7 million) for the three months ended September 30, 2021, reflecting a decrease of loss of INR 69.0 million (USD 0.8 million) YoY.
●	Result from operations were a loss of INR 5.8 million (USD 0.1 million) versus a loss of INR 140.0 million (USD 1.7 million) for the three months ended September 30, 2021.
●	Adjusted EBITDA(2) was INR 77.7 million (~USD 1.0 million) reflecting an increase of 233.8% YOY.

	Three months ended September 30,
	2021	2022	2022	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	450,459	831,378	10,217	84.6%
Results from operations	(140,022)	(5,761)	(71)	95.9%
Loss for the period	(140,197)	(71,221)	(875)	49.2%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	788,710	1,515,882	18,630	92.2%
Air Ticketing	508,616	1,069,744	13,147	110.3%
Hotels and Packages	163,492	240,708	2,958	47.2%
Other Services	38,962	41,053	505	5.4%
Others (Including Other Income)	77,640	164,377	2,020	111.7%
Adjusted EBITDA (2)	23,286	77,717	955	233.8%
Operating Metrics
Gross Bookings (3)	8,436,702	15,893,648	195,326	88.4%
Air Ticketing	6,624,473	13,200,796	162,232	99.3%
Hotels and Packages	988,658	1,947,481	23,934	97.0%
Other Services (4)	823,571	745,371	9,160	(9.5)%
Net Revenue Margin% (5)
Air Ticketing	7.7%	8.1%
Hotels and Packages	16.5%	12.4%
Other Services	4.7%	5.5%
Quantitative details (6)
Air Passengers Booked	896	1,266		41.2%
Stand-alone Hotel Room Nights Booked	289	412		42.6%
Packages Passengers Travelled	1	5		224.3%

Note:

(1)	Adjusted Revenue represents Revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that have been reduced from Revenue. See section “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Other Services primarily consists of freight business, bus, rail and cab and others services.
(5)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.
(6)	Quantitative details are considered on a gross basis.

As of September 30, 2022, 62,882,529 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three and six months ended September 30, 2022, the unaudited interim condensed consolidated statement of financial position as of September 30, 2022, the unaudited interim condensed consolidated statement of changes in equity for the six months ended September 30, 2022, the unaudited interim condensed consolidated statement of cash flows for the six months ended September 30, 2022 and discussion of the results of the three months ended September 30, 2022 compared with three months ended September 30, 2021, were converted into U.S. dollars at the exchange rate of 81.37 INR per USD, which is based on the noon buying rate as at September 30, 2022, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Initial Public Offering of Yatra Online Limited

Yatra India is contemplating an initial public offering of its Equity Shares in India and filed a draft red herring prospectus on March 24, 2022 with the SEBI. The Equity Shares will not be interchangeable with the Ordinary Shares. The Ordinary Shares will continue to trade on the Nasdaq Capital Market and, after the contemplated listing, the Equity Shares are expected to trade on the Indian stock exchanges. Yatra India received a final observation letter dated November 17, 2022 from the SEBI in connection with the DRHP. The proposed Indian IPO can open for subscription within 12 months. The timing and completion of the Indian IPO is subject to various risks and uncertainties.

COVID-19 Pandemic

The Indian travel industry continues see to strong recover in both the corporate and consumer sectors, with both sectors now back at or above 90% of pre-COVID levels. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and are dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

We continue to remain nimble in implementing certain measures and policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided customers greater flexibility to defer or cancel their travel plans. In addition, we had also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing marketing expenses and renegotiating supplier payments and contracts, which are being rolled back gradually as the we move towards achieving pre-Covid levels of business, however, we expect to continue to adapt our policies and cost reduction initiatives as the situation evolves.

Results of Three Months Ended September 30, 2022

Revenue. We generated Revenue of INR 831.4 million (USD 10.2 million) in the three months ended September 30, 2022, an increase of 84.6% compared with INR 450.5 million (USD 5.5 million) in three months ended September 30, 2021. The increase in revenue was primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021.

Service cost. Our Service cost increased to INR 94.1 million (USD 1.2 million) in the three months ended September 30, 2022, compared to Service cost of INR 23.4 million (USD 0.3 million) in the three months ended September 30, 2021, primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022, as compared to the quarter ended September 30, 2021.

Adjusted Revenue.(1) Our Adjusted Revenue increased by 92.2% to INR 1,515.9 million (USD 18.6 million) in the three months ended September 30, 2022, from INR 788.7 million (USD 9.7 million) in the three months ended September 30, 2021. In the three months ended September 30, 2022, Adjusted Revenue includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs reduced from Revenue of INR 715.2 million (USD 8.8 million) compared to an add-back of INR 315.1 million (USD 3.9 million) in the three months ended September 30, 2021. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 110.3% in our Adjusted Revenue from Air Ticketing along with an increase of 47.2% in our Adjusted Revenue from Hotels and Packages, an increase of 5.4% in Other Services and an increase of 111.7% in Others (Including Other Income), which primarily consists of advertisement income, facilitation fees and write back of liabilities no longer required to be paid.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	284,949	428,595	98,985	267,281	35,399	34,599	31,126	100,903	450,459	831,378
Add: Customer promotional expenses	223,667	641,149	87,912	67,575	3,563	6,454	-		315,142	715,178
Service cost	-	-	(23,405)	(94,148)			-	-	(23,405)	(94,148)
Other income	-	-	-	-			-	-	46,514	63,474
Adjusted Revenue	508,616	1,069,744	163,492	240,708	38,962	41,053	31,126	100,903	788,710	1,515,882

Air Ticketing. Revenue from our Air Ticketing business was INR 428.6 million (USD 5.3 million) in the three months ended September 30, 2022 as compared to INR 284.9 million (USD 3.5 million) in the three months ended September 30, 2021, reflecting an increase of 50.4%.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 1,069.7 million (USD 13.1 million) in the three months ended September 30, 2022, as compared to INR 508.6 million (USD 6.3 million) in the three months ended September 30, 2021. In the three months ended September 30, 2022 , Adjusted Revenue (1) for Air Ticketing includes the add-back of INR 641.1 million (USD 7.9 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 223.7 million (USD 2.7 million) in the three months ended September 30, 2021. The increase in Revenue and Adjusted Revenue was primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 267.3 million (USD 3.3 million) in the three months ended September 30, 2022 , as compared to INR 99.0 million (USD 1.2 million) in the three months ended September 30, 2021 , reflecting an increase of 170.0%.

Adjusted Revenue (1) for this segment increased by 47.2% to INR 240.7 million (USD 3.0 million) in the three months ended September 30, 2022 from INR 163.5 million (USD 2.0 million) in the three months ended September 30, 2021. In the three months ended September 30, 2022, Adjusted Revenue (1) for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 67.6 million (USD 0.8 million) against an add-back of INR 87.9 million (USD 1.1 million) in the three months ended September 30, 2021. These increases are due to increases in the number of hotel-room nights booked and increase in sales of holiday packages as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended September 30, 2022 as compared to the quarter ended September 30, 2021.

(1) See the section titled “Certain Non-IFRS Measures.”

Other Services. Our Revenue from Other Services was INR 34.6 million (USD 0.4 million) in the three months ended September 30, 2022, a decrease from INR 35.4 million (USD 0.4 million) in the three months ended September 30, 2021.

Adjusted Revenue for this segment increased by 5.4% to INR 41.1 million (USD 0.5 million) in the three months ended September 30, 2022, from INR 39.0 million (USD 0.5 million) in the three months ended September 30, 2021. In the three months ended September 30, 2022, Adjusted Revenue includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 6.5 million (USD 0.1 million) against an add-back of INR 3.6 million (USD 0.1 million) in the three months ended September 30, 2021 pursuant to IFRS 15. This increase in Adjusted Revenue is primarily due to an increase in revenue from our freight business.

Other Revenue. Our Other Revenue was INR 100.9 million (USD 1.2 million) in the three months ended September 30, 2022, an increase from INR 31.1 million (USD 0.4 million) in the three months ended September 30, 2021 due to increase in advertising revenue.

Other Income. Our Other Income increased to INR 63.5 million (USD 0.8 million) in the three months ended September 30, 2022 from INR 46.5 million (USD 0.6 million) in the three months ended September 30, 2021 due to increase in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses decreased by 2.8% to INR 287.6 million (USD 3.5 million) in the three months ended September 30, 2022 from INR 295.7 million (USD 3.6 million) in the three months ended September 30, 2021. Excluding employee share-based compensation costs of INR 36.5 million (USD 0.4 million) in the three months ended September 30, 2022, compared to INR 79.2 million (USD 1.0 million) in the three months ended September 30, 2021, personnel expenses increased by 16.0% in the three months ended September 30, 2022 due to the impact of the reinstatement of salaries for employees to pre-pandemic levels and annual salary increase.

Marketing and Sales Promotion Expenses. Marketing and Sales Promotion Expenses increased by 179.9% to INR 81.3 million (USD 1.0 million) in the three months ended September 30, 2022 from INR 29.0 million (USD 0.4 million) in the three months ended September 30, 2021. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 796.5 million (USD 9.8 million) in the three months ended September 30, 2022 against INR 344.2 million (USD 4.2 million) in the three months ended September 30, 2021, increased by 131.4% on a YoY.

Other Operating Expenses. Other operating expenses increased by 90.8% to INR 390.7 million (USD 4.8 million) in the three months ended September 30, 2022 from INR 204.7 million (USD 2.5 million) in the three months ended September 30, 2021 primarily due to increase in commission, communication, legal and professional charges, payment gateway charges, bad debts written off and provision for doubtful debts.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA profit(1) increased to INR 77.7 million (USD 1.0 million) in the three months ended September 30, 2022 from an Adjusted EBITDA profit(1) of INR 23.3 million (USD 0.3 million) in the three months ended September 30, 2021.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 44.2% to INR 46.9 million (USD 0.6 million) in the three months ended September 30, 2022 from INR 84.1 million (USD 1.0 million) in the three months ended September 30, 2021 primarily as a result of a reduction in assets as compared to the three months ended September 30, 2021.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 5.8 million (USD 0.1 million) in the three months ended September 30, 2022. Our loss for the three months ended September 30, 2021 was INR 140.0 million (USD 1.7 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a profit of INR 30.8 million (USD 0.4 million) for three months ended September 30, 2022 as compared to a loss of INR 60.8 million (USD 0.7 million) for three months ended September 30, 2021.

(1) See the section titled “Certain Non-IFRS Measures.”

Share of Loss of Joint Venture. Loss for the three months ended September 30, 2022 amounting to INR Nil compared to loss of INR 1.2 million (USD 0.1 million) in the three months ended September 30, 2021.

Finance Income. Our finance income decreased to INR 9.5 million (USD 0.1 million) in the three months ended September 30, 2022 from INR 13.2 million (USD 0.2 million) in the three months ended September 30, 2021. This was primarily due to a decrease in the interest income earned from our bank deposits.

Finance Costs. Our finance costs of INR 60.0 million (USD 0.7 million) in the three months ended September 30, 2022 which includes interest on the lease liability of INR 9.1 million (USD 0.1 million) increased by INR 37.5 million (USD 0.5 million) from finance cost of INR 22.5 million (USD 0.3 million) in the three months ended September 30, 2021, which includes interest on the lease liability of INR 10.8 million (USD 0.1 million). The increase was due to account of an increase in the borrowings.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the three month ended September 30, 2022, the Company has incurred INR 72.8 million (USD 0.1 million) out of which INR 6.3 million (USD 0.1 million) is charged to the profit and loss.

Change in fair value of warrants. On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares (the “Warrants”) expired by their original terms. The change in the fair market value of warrants resulted in a gain of INR Nil during the three months ended September 30, 2022 as compared to a gain of INR 12.9 million (USD 0.2 million) in the three months ended September 30, 2021.

Income Tax Expense. As a result of the foregoing factors, our income tax expense during the three months ended September 30, 2022 was INR 8.7 million (USD 0.1 million) compared to INR 2.6 million (USD 0.01 million) during the three months ended September 30, 2021.

Loss for the Period. As a result of the foregoing factors, our Loss in the three months ended September 30, 2022 was INR 71.2 million (USD 0.9 million) as compared to a loss of INR 140.2 million (USD 1.7 million) in the three months ended September 30, 2021. Excluding the employee share based compensation costs, listing and related expenses and net change in fair value of warrants, the Adjusted loss(1) would have been INR 28.4 million (USD 0.3 million) for the three months ended September 30, 2022 and an Adjusted loss(1) of INR 73.8 million (USD 0.9 million) for the three months ended September 30, 2021.

Basic Loss per Share. Basic Loss per Share was INR 1.14 (USD 0.01) in the three months ended September 30, 2022 as compared to Basic Loss per share of INR 2.23 (USD 0.03) in the three months ended September 30, 2021. After excluding the employee share-based compensation costs, listing and related expenses and net change in fair value of warrants Adjusted Basic profit per Share(1) would have been INR 0.46 (USD 0.01) in the three months ended September 30, 2022, as compared to an Adjusted Basic Loss per Share INR 1.18 (USD 0.02) in the three months ended September 30, 2021.

Diluted Loss per Share. Diluted Loss per Share was INR 1.14 (USD 0.01) in the three months ended September 30, 2022 as compared to Diluted Loss per share of INR 2.23 (USD 0.03) in the three months ended September 30, 2021. After excluding the employee share-based compensation costs, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Profit per Share(1) would have been INR 0.46 (USD 0.01) in the three months ended September 30, 2022 as compared to an Adjusted Diluted Loss per Share INR 1.18 (USD 0.02) in the three months ended September 30, 2021.

Liquidity. As of September 30, 2022 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 703.1 million (USD 8.6 million). The decrease in cash balance from the March 31, 2022 is primarily on account of increase in working capital deployment due to the recovery of the corporate travel business. During the current quarter, we have drawn a working capital revolver facility of INR 550 million (USD 7.0 million) from Axis Bank and the facility of INR 150 million (USD 1.8 million) against an issuance of 1,500 Nos. of Non-Convertible Debenture (“NCD”) at face value of INR 100,000 each. We expect this facility to grow as business travel recovers. Subsequent to quarter end we have issued a promissory note for an aggregate principal amount of USD10 million with a simple interest rate of 11% per annum (the “Note”). The Note was issued in a private offering to MAK Capital Fund, LP, an affiliate of our shareholder and Michael Kaufman, a member of our Board of Directors, pursuant to a Note Purchase Agreement, dated October 5, 2022 (the “Purchase Agreement”).

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended September 30, 2022 beginning at 8:30 AM Eastern Daylight Time (or 7:00 PM India Standard Time) on November 29, 2022. Dial in details for the conference call is as follows: US/International dial-in number: +1-646-664-1960. Confirmation Code: 898296 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/earnings/YTRA/2022.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA profit/(Loss), Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of loan to joint venture, listing and related expenses and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million Ordinary Shares and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 of our ordinary shares expired by their original terms.

(1) See the section titled “Certain Non-IFRS Measures.”

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the IPO process of Yatra India.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit /(Loss), Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, impairment of goodwill, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit /(Loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit /(Loss), Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Loss for the period as per IFRS	(140,197)	(71,221)	(220,600)	(78,185)
Employee share-based compensation costs	79,227	36,531	128,285	71,021
Depreciation and amortization	84,081	46,947	160,624	102,091
Impairment of loan to joint venture	-	-	-	1,000
Share of loss of joint venture	1,177	-	2,131	-
Finance income	(13,229)	(9,540)	(36,031)	(19,861)
Finance costs	22,476	59,979	48,502	90,683
Change in fair value of warrants	(12,873)	-	(25,041)	-
Listing and related expenses	-	6,293	-	16,933
Tax expense	2,624	8,728	4,200	17,580
Adjusted EBITDA	23,286	77,717	62,070	201,262

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Results from operations (as per IFRS)	(140,022)	(5,761)	(226,839)	27,150
Employee share-based compensation costs	79,227	36,531	128,285	71,021
Impairment of loan to joint venture	-	-	-	1,000
Adjusted Results from Operations	(60,795)	30,770	(98,554)	99,171

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Profit/(Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Loss for the period (as per IFRS)	(140,197)	(71,221)	(220,600)	(78,185)
Employee share-based compensation costs	79,227	36,531	128,285	71,021
Change in fair value of warrants	(12,873)	-	(25,041)	-
Impairment of loan to joint venture	-	-	-	1,000
Listing and related expenses	-	6,293	-	16,933
Adjusted Profit/(Loss) for the period	(73,843)	(28,397)	(117,356)	10,769

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended		Six months ended
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Basic Loss per share (as per IFRS)	(2.23)	(1.14)	(3.51)	(1.26)
Employee share-based compensation costs	1.26	0.57	2.03	1.12
Change in fair value of warrants	(0.21)	-	(0.40)	-
Impairment of loan to joint venture	-	-	-	0.02
Listing and related expenses	-	0.10	-	0.27
Adjusted Basic Loss Per Share	(1.18)	(0.47)	(1.88)	0.15

	Three months ended		Six months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Diluted Loss per share (as per IFRS)	(2.23)	(1.14)	(3.51)	(1.26)
Employee share-based compensation costs	1.26	0.57	2.03	1.12
Change in fair value of warrants	(0.21)	-	(0.40)	-
Impairment of loan to Joint venture	-	-	-	0.02
Listing and related expenses	-	0.10	-	0.27
Adjusted Diluted Loss Per Share	(1.18)	(0.47)	(1.88)	0.15

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	284,949	428,595	98,985	267,281	35,399	34,599	31,126	100,903	450,459	831,378
Add: Customer promotional expenses	223,667	641,149	87,912	67,575	3,563	6,454	-		315,142	715,178
Service cost	-	-	(23,405)	(94,148)			-	-	(23,405)	(94,148)
Other income	-	-	-	-			-	-	46,514	63,474
Adjusted Revenue	508,616	1,069,744	163,492	240,708	38,962	41,053	31,126	100,903	788,710	1,515,882

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Six months ended September 30,
Amount in INR thousands	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	504,818	804,289	133,073	657,983	52,227	82,126	67,269	186,025	757,387	1,730,423
Add: Customer promotional expenses	312,312	1,060,333	108,387	126,239	6,680	10,363	-	-	427,379	1,196,935
Service cost	-	-	(32,836)	(240,861)			-	-	(32,836)	(240,861)
Other income	-	-	-	-			-	-	125,441	83,118
Adjusted Revenue	817,130	1,864,622	208,624	543,361	58,907	92,489	67,269	186,025	1,277,371	2,769,615

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements concerning management’s beliefs as well as our strategic and operational plans; Yatra India’s ability to consummate the Indian IPO; the degree to which and how we will utilize debt facilities or the proceeds from the Indian IPO and the results we anticipate from how such funds are utilized; the adaptation or implementation of policies to try and reduce costs and the success of those policies at reducing costs; our ability to generate positive cash flow; and our future financial performance, including statements about our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability, strengthen our balance sheet or take advantage of the rapidly recovering leisure and business travel market in India. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Yatra India’s ability to consummate the Indian IPO; the impact of the COVID-19 pandemic; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”) whose corporate office is based in Gurugram, India. Yatra India is India’s leading corporate travel services provider with approximately 700 large corporate customers and over 46,000 registered SME customers and the second largest consumer online travel company (OTC) in the country in terms of gross booking revenue for Fiscal 2020 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 93,500 hotels in approximately 1,400 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotel inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report). Yatra India recently launched a freight forwarding business called Yatra Freight to further expand its corporate service offerings.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2022

(Amount in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2021	2022		2021	2022
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Revenue
Rendering of services	419,333	730,475	8,977	690,118	1,544,399	18,980
Other revenue	31,126	100,903	1,240	67,269	186,024	2,286
Total revenue	450,459	831,378	10,217	757,387	1,730,423	21,266
Other income	46,514	63,474	780	125,441	83,118	1,021

Service cost	23,405	94,148	1,157	32,836	240,861	2,960
Personnel expenses	295,721	287,557	3,534	514,172	557,455	6,851
Marketing and sales promotion expenses	29,047	81,291	999	44,174	112,191	1,379
Other operating expenses	204,741	390,670	4,801	357,861	772,793	9,497
Depreciation and amortization	84,081	46,947	577	160,624	102,091	1,255
Impairment of loan to Joint venture	-	-	-	-	1,000	12
Results from operations	(140,022)	(5,761)	(71)	(226,839)	27,150	333

Share of loss of joint venture	(1,177)	-	-	(2,131)	-	-
Finance income	13,229	9,540	117	36,031	19,861	244
Finance costs	(22,476)	(59,979)	(737)	(48,502)	(90,683)	(1,114)
Listing and related expenses	-	(6,293)	(77)	-	(16,933)	(208)
Change in fair value of warrants - gain	12,873	-	-	25,041	-	-
Loss before taxes	(137,573)	(62,493)	(768)	(216,400)	(60,605)	(745)
Tax expense	(2,624)	(8,728)	(107)	(4,200)	(17,580)	(216)
Loss for the period	(140,197)	(71,221)	(875)	(220,600)	(78,185)	(961)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(522)	(10,634)	(131)	101	(9,772)	(119)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	706	(12,997)	(160)	(207)	(23,201)	(284)
Other comprehensive loss for the period, net of tax	184	(23,631)	(291)	(106)	(32,973)	(403)
Total comprehensive loss for the period, net of tax	(140,013)	(94,852)	(1,166)	(220,706)	(111,158)	(1,364)

Profit/(loss) attributable to :
Owners of the Parent Company	(138,842)	(71,372)	(877)	(218,552)	(79,096)	(972)
Non-Controlling interest	(1,355)	151	2	(2,048)	911	11
Loss for the period	(140,197)	(71,221)	(875)	(220,600)	(78,185)	(961)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(138,652)	(94,850)	(1,166)	(218,660)	(111,925)	(1,373)
Non-Controlling interest	(1,361)	(2)	-	(2,046)	767	9
Total comprehensive loss for the period	(140,013)	(94,852)	(1,166)	(220,706)	(111,158)	(1,364)

Loss per share
Basic	(2.23)	(1.14)	(0.01)	(3.51)	(1.26)	(0.02)
Diluted	(2.23)	(1.14)	(0.01)	(3.51)	(1.26)	(0.02)

Weighted average no. of shares
Basic	62,225,754	62,771,809	62,771,809	62,225,754	62,706,102	62,706,102
Diluted	62,225,754	62,771,809	62,771,809	62,225,754	62,706,102	62,706,102

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2022

(Amounts in thousands, except per share data and number of shares)

	March 31, 2022	September 30, 2022	September 30, 2022
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	21,997	37,953	466
Right-of-use assets	229,710	209,548	2,575
Intangible assets and goodwill	752,260	736,935	9,057
Prepayments and other assets	922	645	8
Other financial assets	48,320	49,358	607
Term deposits	-	421	5
Other non financial assets	216,231	190,196	2,337
Deferred tax asset	9,996	9,875	121
Total non-current assets	1,279,436	1,234,931	15,176

Current assets
Inventories	235	126	2
Trade and other receivables	1,934,713	2,661,508	32,709
Prepayments and other assets	607,731	549,578	6,754
Income tax recoverable	205,557	253,910	3,120
Other financial assets	68,356	68,073	837
Term deposits	568,264	413,341	5,080
Cash and cash equivalents	800,282	289,376	3,556
Total current assets	4,185,138	4,235,912	52,058

Total assets	5,464,574	5,470,843	67,234

Equity and liabilities
Equity
Share capital	842	844	10
Share premium	20,286,474	20,318,569	249,706
Treasury shares	(11,219)	(11,219)	(138)
Other capital reserve	263,531	297,270	3,653
Accumulated deficit	(19,617,091)	(19,700,629)	(242,112)
Foreign currency translation reserve	(32,279)	(55,480)	(682)
Total equity attributable to equity holders of the Company	890,258	849,355	10,437
Total Non-controlling interest	1,983	2,750	34
Total equity	892,241	852,105	10,471

Non-current liabilities
Borrowings	4,204	80,987	995
Trade and other payables	42,605	50,815	624
Deferred tax liability	11,513	8,372	103
Employee benefits	34,108	40,869	502
Deferred revenue	64,965	34,015	418
Lease liability	230,668	211,117	2,595
Total non-current liabilities	388,063	426,175	5,237

Current liabilities
Borrowings	354,376	626,440	7,699
Trade and other payables	2,394,712	2,316,618	28,470
Employee benefits	68,845	55,825	686
Deferred revenue	183,212	117,644	1,446
Income taxes payable	4,052	11,040	136
Lease liability	38,991	43,595	536
Other financial liabilities	429,457	395,870	4,865
Other current liabilities	710,625	625,531	7,688
Total current liabilities	4,184,270	4,192,563	51,526
Total liabilities	4,572,333	4,618,738	56,763
Total equity and liabilities	5,464,574	5,470,843	67,234

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2022

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

Profit/(Loss) for the period				(79,096)			(79,096)	911	(78,185)

Other comprehensive loss
Foreign currency translation differences				-		(23,201)	(23,201)	-	(23,201)
Re-measurement gain on defined benefit plan				(9,628)		-	(9,628)	(144)	(9,772)
Total other comprehensive loss	-	-	-	(9,628)	-	(23,201)	(32,829)	(144)	(32,973)

Total comprehensive loss	-	-	-	(88,724)	-	(23,201)	(111,925)	767	(111,158)

Share based payments	-	-	-	5,186	65,836	-	71,022	-	71,022
Exercise of options	2	32,095	-	-	(32,097)	-	-	-	-

Total contribution by owners	2	32,095	-	5,186	33,739	-	71,022	-	71,022

Balance as at September 30, 2022	844	20,318,569	(11,219)	(19,700,629)	297,270	(55,480)	849,355	2,750	852,105

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR SIX MONTHS ENDED SEPTEMBER 30, 2022

(Amount in thousands, except per share data and number of shares)

	Six months ended September 30,
	2021	2022	2022
	INR	INR	USD

Profit/(Loss) before tax	1,888	(60,605)	(745)
Adjustments for non-cash and non-operating items	80,707	173,724	2,135
Change in working capital	(280,250)	(898,318)	(11,040)
Direct taxes paid (net of refunds)	(32,874)	(61,978)	(762)
Net cash flows used in operating activities	(230,529)	(847,177)	(10,412)
Net cash flows from/(used in) investing activities	(12,804)	100,167	1,231
Net cash flows (used in) financing activities	(130,961)	265,853	3,267
Net decrease in cash and cash equivalents	(374,294)	(481,157)	(5,914)
Cash and cash equivalents at the beginning of the period	800,282	800,282	9,835
Effect of exchange differences on cash and cash equivalents	(2,812)	(29,749)	(365)
Cash and cash equivalents at the end of the period	423,176	289,376	3,556

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended September 30,		For the six months ended September 30,
(In thousands except percentages)	2021	2022	2021	2022
Quantitative details *
Air Passengers Booked	896	1,266	1,311	2,556
Stand-alone Hotel Room Nights Booked	289	412	359	997
Packages Passengers Travelled	1	5	2	10
Gross Bookings
Air Ticketing	6,624,473	13,200,796	8,517,457	28,038,334
Hotels and Packages	988,658	1,947,481	1,215,569	4,151,792
Other Services	823,571	745,371	1,290,219	1,570,738
Total	8,436,702	15,893,648	11,023,245	33,760,864
Adjusted Revenue
Air Ticketing	508,616	1,069,744	817,130	1,864,622
Hotels and Packages	163,492	240,708	208,624	543,361
Other Services	38,962	41,053	58,907	92,489
Others (Including Other Income)	77,640	164,377	192,710	269,143
Total	788,710	1,515,882	1,277,371	2,769,615
Net Revenue Margin%**
Air Ticketing	7.7%	8.1%	9.6%	6.7%
Hotels and Packages	16.5%	12.4%	17.2%	13.1%
Other Services	4.7%	5.5%	4.6%	5.9%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.